Exhibit 99.1

European Investment Bank (EIB) extends financing agreement to €24 million total in support of BiondVax’s universal flu vaccine ongoing pivotal Phase 3 clinical trial

€4 million extension to 2017 financing agreement

Jerusalem, Israel – April 22, 2019 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), announced today that the Management Committee of the European Investment Bank (EIB) agreed to extend the 2017 financing agreement with BiondVax by an additional €4 million. The funds will be used in support of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe.

The original €20 million EIB-BiondVax non-dilutive co-financing agreement was signed in June 2017 to support both construction of BiondVax’s new mid-size commercial-scale manufacturing facility in Israel and the pivotal, clinical efficacy, Phase 3 trial in Europe. The funds, which were advanced over the course of 2018, are structured as a zero-percent fixed interest loan repayable five years after drawdown, with a variable remuneration based on royalties of net sales of M-001 following commercialization. The additional €4m, representing 20% of the original loan, will be disbursed upon enrollment of the first participant in the clinical trial’s second season and with agreed matching funds provided by BiondVax. Other terms in the new agreement including BiondVax’s option to repay the loan and repurchase the royalties at any time carry over from the 2017 agreement.

BiondVax is currently conducting a pivotal, clinical efficacy, Phase 3 trial of M-001. 4,094 participants were recruited prior to the 2018/19 flu season. With the additional funds, the trial’s second cohort is expected to increase up to 8,000 participants, bringing the planned total size of the trial to approximately 12,000 participants. The increase in the number of participants is intended to compensate for the relatively mild 2018/19 flu season in Europe, as reported by the ECDC1. The placebo-controlled trial will assess safety and effectiveness of M-001 alone in reducing flu illness and severity in adults aged 50 years and older. Results are expected by the end of 2020.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “I am grateful to the EIB and the people of Europe for their long-term support of BiondVax’s efforts to bring our universal flu vaccine candidate to the world. The World Health Organization (WHO) recently stated that global influenza pandemic is one of the top threats to global health2. The extension of the EIB agreement attests that we have continued to meet our milestones towards the important goal of developing a vaccine that provides multi-season and multi-strain protection against seasonal and pandemic influenza illness.”

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The proprietary technology of the vaccine candidate, called M-001, utilizes a unique combination of conserved and common influenza virus peptides designed to provide multi-season and multi-strain protection against current and future, seasonal and pandemic influenza. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. An additional Phase 2 trial is being conducted by the NIH/NIAID is the US. As well, BiondVax is currently conducting a large pivotal clinical efficacy Phase 3 trial in Europe. Please visit www.biondvax.com.

1 https://ecdc.europa.eu/en/publications-data/weekly-influenza-update-week-14-april-2019

2 https://www.who.int/emergencies/ten-threats-to-global-health-in-2019

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility its products; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our  vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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